KNOT Offshore Partners LP

2 Queen’s Cross

Aberdeen, Aberdeenshire AB15 4YB

United Kingdom

April 5, 2013

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Susan Block, Attorney-Advisor

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-186947) of KNOT Offshore Partners LP (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, April 9, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at +44 1224 618420 or Catherine Gallagher at Vinson & Elkins L.L.P. at (202) 639-6544 with any questions regarding this matter.

Very truly yours,

KNOT OFFSHORE PARTNERS LP

By:	/s/ Arild Vik
Name:	Arild Vik
Title:	Chief Executive Officer and Chief Financial Officer